Exhibit 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

HEARING PANEL GRANTS CHINA NATURAL RESOURCES ADDITIONAL

TIME TO COMPLETE NASDAQ NEW LISTING PROCESS, DURING

WHICH SHARES WILL REMAIN LISTED

HONG KONG, April 11, 2006 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China (PRC), today announced that it has received an April 6, 2006 decision by a Nasdaq Hearings Qualification Panel.  The decision results from the Company’s appeal of a Nasdaq Staff determination to delist the Company’s shares for not completing Nasdaq’s new listing process prior to completion of the Company’s recent acquisition of Feishang Mining Holdings Limited.

The Hearing Panel decision provides that the Company’s shares will remain listed on the Nasdaq Capital Market, conditioned upon the Company’s new listing application being approved by the Nasdaq Staff on or before May 31, 2006.

On March 6, 2006, the Company submitted its new listing application to Nasdaq, and is in the process of preparing responses to certain additional information requested by the Nasdaq Staff in response to the Company’s submission.  There is no assurance that the Nasdaq Staff will approve the Company’s new listing application.

This press release includes forward-looking statements within the meaning of Federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.